

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 25, 2008

Mr. Garry McCann
Chief Executive Officer
Pulmo BioTech Inc.
1035 Park Avenue, Suite 7B
New York, NY 10028

> **Re: Pulmo BioTech, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 8, 2008**
> **File No. 000-50678**

Dear Mr. McCann:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief